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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
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1.   Name and Address of Reporting Person*

     Keil                            Ronald                 O.
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   (Last)                           (First)             (Middle)

     2904 N.E. Burton, Suite A
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                                    (Street)

     Vancouver, WA  98662
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     VendingData Corporation (no symbol)
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3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4.   Statement for Month/Day/Year

     January 13, 2003
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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

                       ---------------------------------
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7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
--------------------------------------------------------------------------------

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     113,558        D
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Common Stock                                                                                       5,666        I
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                                                                                                 119,224      (Note 1)
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====================================================================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Stock Option/
Right to Buy                                                                    Common
(Note 2)     $13.00                                           1/15/01  (Note 2) Stock     400                400    D
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Stock Option/
Right to Buy                                                                    Common
(Note 3)     $13.00                                           1/15/01  (Note 3) Stock     200                200    D
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Stock Option/
Right to Buy                                                                    Common
(Note 4)     $13.00                                           7/02/01  (Note 4) Stock     200                200    D
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Stock Option/
Right to Buy                                                                    Common
(Note 5)     $1.75                                            7/02/02  (Note 5) Stock     200                200    D
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9.5% Convert-
ible Note                                                                       Common
(Note 6)     $1.75                                            4/19/03  (Note 6) Stock  28,572   (Note 6)  28,572    D
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Warrant                                                                         Common
(Note 7)     $1.75                                            4/19/03  (Note 7) Stock   2,500   (Note 7)   2,500    D
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9.5% Convert-
ible Note                                                                       Common
(Note 8)     $1.75   01/13/03          P     28,572           1/13/04  (Note 8) Stock  28,572   (Note 8)  28,572    D
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Warrant                                                                         Common
(Note 9)     $1.75   01/13/03          P      2,500           1/13/04  (Note 10)Stock   2,500   (Note 9)   2,500    D
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                                                                                                          63,144
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====================================================================================================================================

Explanation of Responses:
Note 1:   Nature of beneficial interest:   Direct                   113,558
                                           Susan Keil (spouse)        5,666
                                                                   --------
                                             TOTAL                  119,224

         As a result of the January 3, 2003, 1-for-5 reverse stock split of the common stock ("Common Stock") of VendingData Corporation (the "Company"), all derivative and non-derivative holdings reflected on Mr. Keil's immediately preceding Form 4 and reflected herein have been reduced by a ratio of 1-for-5. All fractional shares have been rounded up to the next whole share. All prices reflected herein also reflect a proportionate adjustment.

Note 2: As previously reported, on September 13, 1999, the Company, pursuant to its 1999 Directors' Stock Option Plan (the "Plan"), granted Mr. Keil an option to purchase 1,000 shares of Common Stock at an exercise price of $2.60 per share. As a result of the 1-for-5 reverse split of the Common Stock described in Note 1, above, Mr. Keil now holds 400, rather than 2,000 of these options, and the price of these options has been proportionately increased from $2.60 per share to $13.00 per share. The option is fully vested and exercisable and expires on the later of September 13, 2009 or three months after Mr. Keil ceases to serve as a director of the Company.

Note 3: As previously reported, on January 1, 2000, the Company, pursuant to the Plan, granted Mr. Keil an option to purchase 1,000 shares of Common Stock at an exercise price of $2.60 per share. As a result of the 1-for-5 reverse split of the Common Stock described in Note 1, above, Mr. Keil now holds 200, rather than 1,000 of these options, and the price of these options has been proportionately increased from $2.60 per share to $13.00 per share. The option is fully vested and exercisable and expires on the later of January 1, 2010 or three months after Mr. Keil ceases to serve as a director of the Company.

Note 4: As previously reported, on January 1, 2001, the Company, pursuant to the Plan, granted Mr. Keil an option to purchase 1,000 shares of Common Stock at an exercise price of $2.60 per share. As a result of the 1-for-5 reverse split of the Common Stock described in Note 1, above, Mr. Keil now holds 200, rather than 1,000 of these options, and the price of these options has been proportionately increased from $2.60 per share to $13.00 per share. The option is fully vested and exercisable and expires on the later of January 1, 2011 or three months after Mr. Keil ceases to serve as a director of the Company.

Note 5: As previously reported, on January 1, 2002, and pursuant to the Plan, the Company granted to Mr. Keil an option to purchase 1,000 shares of Common Stock at a exercise price of $.35 per share. As a result of the 1-for-5 reverse split of the Common Stock described in Note 1, above, Mr. Keil now holds 200, rather than 1,000 of these options, and the price of these options has been proportionately increased from $0.35 per share to $1.75 per share. The option expires on the later of January 1, 2012 or three months after Mr. Keil ceases to serve as a director of the Company.

Note 6: As previously reported, on April 19, 2002, Mr. Keil entered into a Subscription Agreement (the "April Subscription") pursuant to which the Company issued a 9.5% Convertible Note (the "April Note") to Mr. Keil in the amount of $49,999.95. As a result of the 1-for-5 reverse split of the Common Stock described in Note 1, above, Mr. Keil now holds 28,572 convertible shares, rather than 142,857 convertible shares, and the per share conversion price of this convertible note has been proportionately increased from $0.35 per share to $1.75 per share. Mr. Keil may elect to extend the April Note through April 19, 2007.

Note 7: As previously reported, pursuant to the April Subscription and the April Note, Mr. Keil was issued a warrant to purchase 12,500 shares of Common Stock at an exercise price of $.35 per share. As a result of the 1-for-5 reverse split of the Common Stock described in Note 1, above, Mr. Keil now holds 2,500 warrants, rather than 12,500 warrants, and the per share exercise price of these warrants has been proportionately increased from $0.35 per share to $1.75 per share. The warrant becomes exercisable on April 19, 2003 and is exercisable until one year after the conversion or repayment of the April Note.

Note 8: On January 13, 2003, Mr. Keil entered into a Subscription Agreement (the "January Subscription") pursuant to which the Company issued a 9.5% Convertible Note (the "January Note"). The January Note was in the amount of $49,999.95 and cancelled and replaced the principal amount of $49,999.95 of a short-term, non-convertible note that the Company had previously issued to Mr. Keil. Mr. Keil has the ability to convert the January Note at his option until the January Note is paid in full.

Note 9: The Company issued warrants to Mr. Keil in connection with the January Subscription and the January Note.

Note 10: The warrants expire one year after the conversion or repayment of the January Note.



          /s/ Stacie L. Brown                               January 13, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
By: Stacie L. Brown, Attorney-in-Fact
    for Ronald O. Keil

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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